SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

July 9, 2009

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Announcement of LM Ericsson Telephone Company, dated July 9th 2009, regarding Ericsson’s wireless and wireline network services agreement with Sprint.

PRESS RELEASE	July 9, 2009

NOTE: Sprint and Ericsson will host a conference call for financial and industry analysts and press on Thursday, July 9 at 1:30 p.m. EDT (12:30 p.m. CDT / 19:30 CET).

Sprint gains Network Advantage: Innovative network services deal with Ericsson delivers competitive edge

Ericsson’s world-class, day-to-day network services expertise allows Sprint to focus on delivering a superior customer experience,

innovative services and popular new devices

Sprint retains full ownership and control of its networks

while continuing to drive all strategic decisions

Sprint (NYSE:S) is breaking away from competitors today with a unique wireless and wireline network services agreement with global leader Ericsson (NASDAQ:ERIC).

The seven-year agreement, matching Sprint’s telecommunications leadership with Ericsson, enables Sprint and its millions of customers to enjoy a network services model that is proven successful worldwide and praised by business experts and communications analysts, as an operational best practice for network operators.

Sprint’s Steve Elfman, President of Network Operations and Wholesale, believes the historic deal, titled “Network Advantage,” catapults the company to elite status in wireless and wireline network effectiveness.

“No other U.S.-based carrier has followed through on the business-enhancing vision inherent in Network Advantage. Our best-ever network performance will become even better by leveraging Ericsson’s world-class leadership in network services, their proprietary tools, and the knowledge of more than 30,000 dedicated and highly-specialized service professionals to power Sprint’s Now Network,” said Elfman.

The move delivers operational efficiencies for Sprint while further expanding Ericsson’s network services business in North America. The agreement, with an option for renewal, will result in payments for services valued at between $4.5 billion and $5 billion (USD) over the seven-year term of the contract. The transaction calls for about 6,000 Sprint employees to begin performing their network functions as Ericsson employees sometime in the 3rd quarter.

Key elements of Network Advantage are:

•	Sprint retains full ownership and control of its network assets, and solely owns network strategy and investment decisions.

•	Customers will continue to work directly with Sprint employees as their primary contact, as Sprint retains full control of the customer experience, customer technical support and services review.

•	Sprint retains technology and vendor selections.

•	Ericsson assumes responsibility for the day-to-day services, provisioning and maintenance for the Sprint-owned CDMA, iDEN and wireline networks.

•

Ericsson will optimize Sprint’s multi-vendor inventory of assets such as spare parts and transmission equipment, and provide processes and tools for managing the national network platforms and operational support systems.

•

The transferred employees will become part of Ericsson Services Inc., a wholly-owned Ericsson subsidiary based in Overland Park, KS, a move that retains jobs in the United States. No force reductions are currently contemplated as a result of this agreement.

“Ericsson is excited about the opportunity to expand our successful business model to the U.S. allowing Sprint to operate more efficiently while focusing even more on its customers,” said Angel Ruiz, head of Ericsson’s North American operations. “Managed Services has been successful throughout the world. Measures that provide operators with reduced cost and improved efficiency have become increasingly valid and attractive. This shows that the trend of full-scope Managed Services with tier-one global operators is now happening in the U.S. We’re looking forward to the skill and competence that the Sprint employees will bring to Ericsson.”

Elfman added, “Taking advantage of Ericsson’s global expertise to operate the tactical functions of our networks will greatly enhance Sprint’s business. Beyond the obvious network advancements, we’re now positioned to eclipse the competition by concentrating on our legacy of innovation – whether it’s revolutionizing the customer experience as we’ve done with Ready Now and our value plans, or delivering iconic, highly-sought-after products like Sprint Mobile Broadband Cards, the Palm® Pre™ and MiFi™. Further, our network powers Sprint’s one-of-a-kind wireline and wireless assets, such as our award-wining Unified Communications enablement, a robust integration of converged solutions that delivers unparalleled business mobility.”

Sprint expects to immediately benefit from Ericsson’s leadership and best-in-class economies of scale in network services. Ericsson was the pioneer with leading global carriers in Europe as well as AsiaPacific and Latin America (full reference list) for this type of partnership and has more than 15 years’ experience in the field with hundreds of carrier contracts. Ericsson today manages networks that together serve more than 275 million subscribers worldwide. Additionally, more than 40 percent of all mobile traffic goes through Ericsson’s networks. Its investments in best practices and tools will enhance Sprint’s business and bring scale and efficiency that will impact Sprint beyond what it could achieve as a stand-alone carrier.

Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995

This news release includes “forward-looking statements” within the meaning of the securities laws. The statements in this news release regarding network performance and capabilities, business and network efficiencies, new products and services, and the business outlook and performance, as well as other statements that are not historical facts, are forward-looking statements. The words “estimate,” “project,”

“forecast,” “intend,” “expect,” “believe,” “target,” “providing guidance” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are estimates and projections reflecting management’s judgment based on currently available information and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. With respect to these forward-looking statements, management has made assumptions regarding, among other things, customer and network usage; customer growth and retention; pricing; development, deployment and operating costs; availability of devices; the timing of various events and the economic environment.

Sprint Nextel believes these forward-looking statements are reasonable; however, you should not place undue reliance on forward-looking statements, which are based on current expectations and speak only as of the date of this release. Sprint Nextel is not obligated to publicly release any revisions to forward-looking statements to reflect events after the date of this release. Sprint Nextel provides a detailed discussion of risk factors in periodic SEC filings, including its annual report on Form 10-K for the year ended December 31, 2008 in Part I, Item 1A, “Risk Factors.”

About Ericsson

Ericsson is the world’s leading provider of technology and services to telecom operators. Ericsson is the leader in 2G, 3G and 4G mobile technologies, and provides support for networks with over 1 billion subscribers and has a leading position in Managed Services. The company’s portfolio comprises of mobile and fixed network infrastructure, telecom services, software, broadband and multimedia solutions for operators, enterprises and the media industry. The Sony Ericsson and ST-Ericsson joint ventures provide consumers with feature-rich personal mobile devices.

Ericsson is advancing its vision “to be the prime driver in an all-communicating world” through innovation, technology, and sustainable business solutions. Working in 175 countries, more than 75,000 employees generated revenue of SEK 209 billion (USD 32.2 billion) in 2008. Founded in 1876 with the headquarters in Stockholm, Sweden, Ericsson is listed on NASDAQ OMX Stockholm and NASDAQ New York.

www.ericsson.com

www.ericsson.mobi

www.twitter.com/ericssonpress

About Sprint Nextel

Sprint Nextel offers a comprehensive range of wireless and wireline communications services bringing the freedom of mobility to consumers, businesses and government users. Sprint Nextel is widely recognized for developing, engineering and deploying innovative technologies, including two wireless networks serving more than 49 million customers at the end of the first quarter 2009; industry-leading mobile data services; instant national and international push-to-talk capabilities; and a global Tier 1 Internet backbone. For more information, visit www.sprint.com.

FOR FURTHER INFORMATION, PLEASE CONTACT

Sprint Media Relations

James Fisher

Phone: 703-433-8677

E-mail: James.W.Fisher@Sprint.com

Sprint Investor Relations

Yijing Brentano

Phone: 800-259-3755

Investor.relations@sprint.com

Ericsson Media Relations (USA)

Kathy Egan

Phone: +1 212-843-8422

E-mail: press.relations@ericsson.com

Ericsson Corporate Public & Media Relations

Phone: +46 10 719 69 92

E-mail: press.relations@ericsson.com

Ericsson Investor Relations

Phone: +46 10 719 00 00

E-mail: investor.relations@ericsson.com

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Ericsson discloses the information provided herein pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication at on July 9, at 17:35 CET.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and
General Counsel

By:	/s/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: July 9, 2009